

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

June 30, 2009

Mr. Thomas R. Voss
President and Chief Executive Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

      RE: Ameren Corporation
               Form 10-K For Fiscal Year Ended December 31, 2008
               Filed March 2, 2009
               Form 10-Q for Fiscal Quarter Ended March 31, 2009
               Filed May 8, 2009
               File No. 1-14756

Dear Mr. Voss:

      We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 80

Ameren Corporation, page 84

1.   We note your disclosure on page 20 that certain regulatory requirements may
        impose certain restrictions on the ability of your subsidiaries to transfer funds to
        you in the form of cash dividends, loans or advances. Please tell us the nature of
        the regulatory provisions referred to, including those imposed by the ICC and
        MoPSC and/or Federal Power Act. We also note your disclosure in Notes 4 and 5
        regarding the dividend restrictions contained in the credit facilities and first
        mortgage bond indentures of your subsidiaries. Please tell us the amounts of
        restricted net assets of each of your subsidiaries as defined in Rule 4-08(e)(3) of
        Regulation S-X as of the end of most recently completed year and how you
        compute the amounts. If restricted net assets of your subsidiaries exceed 25
        percent of your consolidated net assets, please provide the disclosures required by
        paragraph 3(ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by
        Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.
        Please note that the requirement to provide Schedule I is premised on the fact that
        holding companies of subsidiaries subject to some degree of regulation may not
        exercise the level of control which consolidated financial statements lead users to
        presume. The cited industries in ASR 302 are banking and insurance but such
        guidance applies to any holding company in which the ability to transfer net
        assets to the parent is limited. Thus, please ensure your response comprehends
        the spirit upon which the Rule is based.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements, Page 9

2.   Please provide a reconciliation of total equity, equity attributable to the parent and
        equity attributable to the noncontrolling interest for each reporting period in
        accordance with paragraph 38c. of SFAS 160.

Note 14 – Goodwill Impairment, page 64

3.   We note that the decline in your market capitalization has been more significant
        than the decline in the Dow Utility Index. Please tell us company specific or
        other factors, if any, which caused the decline in your market price to outpace the
        index. In addition, we note that you reconciled the estimated fair values of your
        reporting units to your current market capitalization plus an estimated control
        premium. Please provide us a summary of the reconciliation and describe the

facts and circumstances that support the estimated control premium included in the analysis.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief